Exhibit 99.1

Constellium Reports Third Quarter 2015 Financial Results

Amsterdam - November 5, 2015 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the third quarter ended September 30, 2015. Highlights below are in comparison to the third quarter of 2014 and include the acquisition of Wise Metals.

•	Shipments of 374 thousand metric tons, up 41%

•	Revenue of €1.259 billion, up 36%

•	Adjusted EBITDA of €79 million, up 10% despite €6 million impact of scalper outage

•	Automotive rolled shipments up 13%; Automotive extruded shipments up 11%

•	AS&I achieved a record €22 million in Adjusted EBITDA, up 29%

•	Q3 2015 Diluted EPS and EPS excluding unrealized losses on derivatives are (€0.43)

•	Liquidity of €577 million expected to be at similar or higher level at year-end

•	Exploring alternatives to reduce cash flow impact to Constellium of investments in Muscle Shoals

•	Electing to pay Wise PIK Toggle Note coupon in kind in June 2016

Revenue for the third quarter 2015 were €1.259 billion, an increase of 36% from the third quarter 2014 and Adjusted EBITDA was €79 million in the third quarter of 2015, an increase of 10% from the third quarter last year. The increase in Adjusted EBITDA reflected a total of €8 million positive premium impact and a negative €1 million impact in foreign exchange for the Company when compared to the same period in 2014. Third quarter 2015 shipments were 374k metric tons, an increase of 41% from last year. Adjusted EBITDA per metric ton for the third quarter 2015 was €211 compared to €269 for the third quarter 2014, reflecting the impact of higher volumes of can sheet in our mix as a result of the acquisition of Wise Metals. Excluding Muscle Shoals, Adjusted EBITDA per metric ton for the third quarter 2015 was €253.

The inclusion of Muscle Shoals resulted in a contribution of €275 million in revenue and €12 million in Adjusted EBITDA to the P&ARP segment for the third quarter 2015. In addition, Muscle Shoals added 109k metric tons of shipments to Constellium for the same period.

Constellium	Media relations Constellium Corporate
Nicolas Brun – Communications	Ségolène Redon
Phone: +1 (212) 675-5527	Phone: +33 6 66 16 70 73
nicolas.brun@constellium.com	segolene.redon@clai2.com

Frédéric Dunod – Investor Relations Europe	Hill+Knowlton Strategies (Media & Investors)
Phone: +33 1 73 01 41 05	Peter Poulos
Paul Blalock – Investor Relations North America	Phone: +1 (212) 885-0588
Phone: +1 (212) 675-5450	peter.poulos@hkstrategies.com
Investor-relations@constellium.com

Commenting on the third quarter 2015 results, Pierre Vareille, Constellium’s Chief Executive Officer said: “Third quarter results reflect strong operational progress and we expect 2016 to show a marked improvement in the profitability of our three segments. We continue to believe that the Body-in-White opportunity, particularly in North America, represents significant long-term value for our shareholders. However, we are exploring alternatives to reduce the cash flow impact to Constellium of investments in Muscle Shoals. This review is a tangible step to balance our long-term growth with the near-term financial objectives of the Company. Additionally, we are electing to pay the Wise PIK Toggle Note coupon in kind in June 2016.”

•	Quarter Highlights and Recent Development

In October 2015, Constellium communicated to the investor community its plans to reduce total capital expenditures by €150 million through the end of 2017 by optimizing its global cold mill resources with no change to the previously announced targeted project completion dates. In addition, the Company communicated an unplanned outage at the Neuf-Brisach manufacturing facility as a result of the breakdown of a scalper in September 2015. The impact of the outage for the third quarter was approximately €6 million of Adjusted EBITDA and half of this impact is expected to be recovered during the fourth quarter. No customers were impacted during this outage and Neuf-Brisach is now operating again at full capacity.

Constellium also announced at that time that it is establishing a regional North American Research and Technology hub in Michigan to bring its engineering expertise closer to its current and future customers in North America. This hub will complement Constellium’s research and technology footprint in both automotive and aerospace, with a focus on Body-in-White and Automotive Structures development in North America.

On October 27, 2015, Constellium’s Muscle Shoals, Alabama facility and the United Steelworkers entered into a new contract through November 2020. The previous contract would have expired in November 2017.

•	Group Summary

	Q3 2015	Q3 2014	Var.	YTD 2015	YTD 2014	Var.
Shipments (k metric tons)	374	266	41%	1,141	814	40%
Revenue (€ millions)	1,259	927	36%	4,031	2,730	48%
Adjusted EBITDA (€ millions)	79	72	10%	267	224	19%
Adjusted EBITDA per metric ton (€)	211	269	(22%)	234	275	(15%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate (see page 13).

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q3 2015	Q3 2014	Var.	YTD 2015	YTD 2014	Var.
Shipments (k metric tons)	262	158	67%	796	478	67%
Revenue (€ millions)	665	413	61%	2,172	1,173	85%
Adjusted EBITDA (€ millions)	40	33	23%	146	96	54%
Adjusted EBITDA per metric ton (€)	153	208	(26%)	184	199	(8%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Shipments and revenue increased significantly reflecting the inclusion of the Muscle Shoals facility to the P&ARP segment with a 67% growth in shipments to 262k metric tons, and Adjusted EBITDA of €40 million. Adjusted EBITDA per metric ton of €153 for P&ARP decreased by 26% over the same period in the prior year, primarily due to the inclusion of Muscle Shoals and an unplanned outage of a scalper at the Neuf-Brisach facility. The overall impact on Adjusted EBITDA of the outage was €6 million, but half of this amount is expected to be recovered in the fourth quarter. The increase in shipments and revenue in the third quarter of 2015 primarily reflects both the newly acquired Muscle Shoals facility and strong growth in automotive rolled products despite the outage at Neuf-Brisach.

For the nine months ended September 30, 2015, Adjusted EBITDA was €146 million which represented a 54% increase from €96 million in the same period in 2014, which primarily reflects the acquisition of Wise Metals.

•	Aerospace & Transportation (A&T)

	Q3 2015	Q3 2014	Var.	YTD 2015	YTD 2014	Var.
Shipments (k metric tons)	59	60	(2%)	181	183	(1%)
Revenue (€ millions)	328	292	13%	1,045	892	17%
Adjusted EBITDA (€ millions)	20	18	9%	77	73	5%
Adjusted EBITDA per metric ton (€)	346	313	11%	427	403	6%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Third quarter 2015 results in the A&T segment improved to €20 million of Adjusted EBITDA, a 9% increase in comparison to the third quarter of 2014. Shipments remained flat at 59k metric tons when compared to the same period last year. A&T results reflect improvements in the overall operational efficiency of the business. The segment performance also benefited from a positive foreign exchange of €2 million and a positive premium impact of €3 million to Adjusted EBITDA when compared to the third quarter of the prior year.

For the nine months ended September 30 2015, Adjusted EBITDA was €77 million, an increase of 5% from the same period in 2014, which includes a €22 million positive impact from foreign exchange. Shipments remained stable and Adjusted EBITDA per ton was €427, a 6% increase from the same period in 2014. Aerospace manufacturers continue to have a strong order book and the segment continues to restore and enhance aerospace capacity in our Issoire and Ravenswood facilities.

•	Automotive Structures & Industry (AS&I)

	Q3 2015	Q3 2014	Var.	YTD 2015	YTD 2014	Var.
Shipments (k metric tons)	51	50	2%	164	157	5%
Revenue (€ millions)	263	231	14%	807	686	18%
Adjusted EBITDA (€ millions)	22	18	29%	62	56	9%
Adjusted EBITDA per metric ton (€)	428	339	26%	375	360	4%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved a record Adjusted EBITDA of €22 million in the third quarter of 2015, representing an increase of 29% from the third quarter 2014. This improvement was driven by a favorable mix and higher volumes within our automotive structures business, in particular in North America. Revenue increased by 14% to €263 million, while EBITDA per ton increased by 26% to €428 from the comparable period in 2014. The segment also benefited from a positive premium impact of €3 million in Adjusted EBITDA when compared to the third quarter of the prior year.

For the nine months ended September 30, 2015, Adjusted EBITDA was €62 million, an increase of 9% from the same period of prior year. Volumes increased 5% to 164k metric tons, reflecting the favorable North American automotive extrusion market.

•	Net income

Net income in the third quarter 2015 was a net loss of €45 million compared with net income of €12 million in the third quarter of 2014. The decrease of €57 million is primarily attributable to a €20 million increase in depreciation charges and a €30 million increase in finance costs, mainly due to Muscle Shoals. A €22 million charge for metal lag in the current quarter compared to a €16 million positive impact in the third quarter of 2014 was offset by lower unrealized losses on derivatives of €1 million in the third quarter 2015 compared with losses of €35 million in the same period in the prior year. The gains or losses arising from derivative instruments relating to trading transactions are recorded in segment Adjusted EBITDA only when realized.

For the nine months ended September 30, 2015, we reported a net loss of €123 million compared to net income of €70 million in the same period in 2014. Depreciation and impairment charges and finance costs were €67 million and €73 million higher, respectively, mainly reflecting the acquisition of Wise Metals. Unrecovered Midwest premium charges were €23 million, including €3 million in the third quarter of 2015. Additionally, there was a charge of €22 million for metal lag versus a positive €16 million benefit for the same period in 2014.

•	Earnings per share

For the third quarter 2015, the fully diluted earnings per share was a negative €0.43 versus a positive €0.11 for the third quarter 2014. For the nine months ended September 30, 2015, the fully diluted earnings per share was a negative €1.18 versus a positive €0.65 per share for the same period in 2014. Excluding the impact of unrealized gains and losses on derivative instruments, our earnings per share would have been a negative €0.43 and a positive €0.31 for the third quarter of 2015 and 2014, respectively. The change in earnings per share mainly reflects the higher depreciation, finance costs, and other factors described under “Net income”.

•	Liquidity and cash flow

As of September 30, 2015, liquidity was €577 million, comprised of €139 million available under our factoring facilities, €97 million available under our asset based lending facilities, €10 million available under our revolving credit facilities, and €331 million of cash and cash equivalents. We expect liquidity to be at a similar or higher level at the end of the year. Adjusted free cash flow was a negative €5 million for the third quarter of 2015 versus a positive €19 million for the third quarter of 2014. The higher net cash flow from operating activities was fully offset by an increase in capital expenditures from €57 million to €85 million for the third quarter of 2015, as a result of growth initiatives, which account for €41 million of capital expenditures in the quarter.

For the nine months ended September 30, 2015, Adjusted free cash flow was a negative €5 million compared to a negative €16 million in the corresponding period in 2014. In the first nine months of 2015, the cash flow from operating activities totaled €244 million, excluding margin calls. This was offset by capital expenditures of €248 million compared to €127 million in the same period in 2014.

Capital expenditures in the first nine months of 2015 included €106 million of growth projects compared to €20 million in the same period of 2014.

Net debt at September 30, 2015 increased to €1.788 billion compared with €1.738 billion as of June 30, 2015 and our cash and cash equivalents totaled €331 million compared to €369 million at the end of the second quarter 2015. Our net debt at December 31, 2014, prior to the acquisition of Wise Metals, was €224 million and our cash and cash equivalent were €989 million.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014. Constellium’s earnings materials for the quarter ended September 30, 2015 are also available on the company’s website (www.constellium.com).

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Revenue	1,259	927	4,031	2,730
Cost of sales	(1,163)	(799)	(3,686)	(2,355)

Gross profit	96	128	345	375

Selling and administrative expenses	(62)	(49)	(189)	(150)
Research and development expenses	(5)	(10)	(25)	(27)
Restructuring costs	(7)	(2)	(28)	(7)
Other losses - net	(23)	(33)	(111)	(31)

Loss / income from operations	(1)	34	(8)	160

Other expenses	—	—	—	(1)

Finance income	4	21	81	21
Finance costs	(44)	(31)	(200)	(67)

Finance costs - net	(40)	(10)	(119)	(46)

Share of losses of joint-ventures	(1)	—	(2)	—

(Loss) / income before income tax	(42)	24	(129)	113

Income tax (expense) / benefit	(3)	(12)	6	(43)

Net (loss) / income	(45)	12	(123)	70

Net (loss) / income attributable to:
Owners of the Company	(45)	11	(124)	68
Non-controlling interests	—	1	1	2

Net (loss) / income	(45)	12	(123)	70

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

(in Euros per share)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Basic	(0.43)	0.11	(1.18)	0.65
Diluted	(0.43)	0.11	(1.18)	0.65

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net (loss) / income	(45)	12	(123)	70

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(23)	(25)	(7)	(68)
Deferred tax on remeasurement on post-employment benefit obligations	1	6	(5)	13

Cash flow hedges	—	—	(9)	—

Deferred tax on cash flow hedges	—	—	3	—
Items that may be reclassified subsequently to the consolidated income statement
Currency translation differences	1	(11)	23	(11)

Other comprehensive (loss) / income	(21)	(30)	5	(66)

Total comprehensive (loss) / income	(66)	(18)	(118)	4

Attributable to:

Owners of the Company	(66)	(19)	(119)	2

Non-controlling interests	—	1	1	2

Total comprehensive (loss) / income	(66)	(18)	(118)	4

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At September 30, 2015	At December 31, 2014
Assets
Non-current assets
Goodwill	415	11
Intangible assets	154	17
Property, plant and equipment	1,488	632
Investment in joint ventures	30	21
Deferred income tax assets	222	190
Trade receivables and other	72	48
Other financial assets	35	33

	2,416	952

Current assets
Inventories	559	432
Trade receivables and other	590	568
Other financial assets	71	57
Cash and cash equivalents	331	989

	1,551	2,046

Assets of disposal group classified as held for sale	8	14

Total assets	3,975	3,012

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(322)	(207)

Equity attributable to owners of the Company	(158)	(43)
Non-controlling interests	9	6

	(149)	(37)

Liabilities
Non-current liabilities
Borrowings	2,021	1,205
Trade payables and other	54	31
Pension and other post-employment benefit obligations	692	654
Other financial liabilities	31	40
Provisions	113	61

	2,911	1,991

Current liabilities
Borrowings	167	47
Trade payables and other	888	872
Income taxes payable	7	11
Other financial liabilities	96	71
Provisions	40	49

	1,198	1,050

Liabilities of disposal group classified as held for sale	15	8

Total liabilities	4,124	3,049

Total equity and liabilities	3,975	3,012

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net loss	—	—	—	—	—	—	(124)	(124)	1	(123)
Other comprehensive income	—	—	(12)	(6)	23	—	—	5	—	5

Total comprehensive loss	—	—	(12)	(6)	23	—	(124)	(119)	1	(118)

Transactions with the owners
Share equity plan	—	—	—	—	—	4	—	4	—	4

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	2	2

At September 30, 2015	2	162	(158)	—	(5)	10	(169)	(158)	9	(149)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	68	68	2	70
Other comprehensive loss	—	—	(55)	(11)	—	—	(66)	—	(66)

Total comprehensive income	—	—	(55)	(11)	—	68	2	2	4

Transactions with the owners
Share equity plan	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2014	2	162	(78)	(25)	6	(28)	39	4	43

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with the owners
Share equity plan	—	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1
Transactions with non-controlling interests									(2)	(2)

At December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Cash flows (used in) / from operating activities
Net (loss) / income	(45)	12	(123)	70
Adjustments:
Income tax (benefit) / expense	3	12	(6)	43
Finance costs –net	40	10	119	46
Depreciation and impairment	32	12	99	32
Restructuring costs and other provisions	(4)	(5)	13	(3)
Defined benefit pension costs	12	9	37	19
Unrealized losses on derivatives – net and from remeasurement of monetary assets and liabilities - net	1	34	31	28
Losses on disposal and assets classified as held for sale	(3)	(2)	7	4
Share of loss of joint-venture	1	—	2	—
Other	2	3	4	5
Changes in working capital:
Inventories	65	(42)	128	(78)
Trade receivables	117	29	93	(96)
Margin calls	—	—	1	11
Trade payables	(139)	19	(113)	103
Other working capital	9	9	9	(5)
Changes in other operating assets and liabilities:
Provisions	(3)	(3)	(10)	(10)
Income tax paid	5	(7)	(9)	(10)
Pension liabilities and other post-employment benefit obligations	(13)	(14)	(38)	(37)

Net cash flows from operating activities	80	76	244	122

Cash flows (used in) / from investing activities
Acquisitions of subsidiaries net of cash acquired	—	—	(348)	—
Purchases of property, plant and equipment	(85)	(57)	(248)	(127)
Issuance of shares of joint-ventures	—	—	(9)	—
Proceeds from finance lease	2	1	5	4
Proceeds from disposal	3	2	4
Other investing activities	(14)	(5)	(15)	(8)

Net cash flows used in investing activities	(94)	(59)	(611)	(131)

Cash flows (used in) / from financing activities
Interest paid	(32)	(2)	(89)	(18)
Proceeds received from term loan and senior notes	—	—	—	587
Repayment of term loan			—	(331)
Proceeds received from U.S. Revolving Credit Facility and other loans	2	7	2	10
Repayment of U.S. Revolving Credit Facility	(9)	—	(227)
Payment of deferred financing costs	—	—	(1)	(15)
Other financing activities	11	(1)	17	(32)

Net cash flows (used in) / from financing activities	(28)	4	(298)	201

Net (decrease) / increase in cash and cash equivalents	(42)	21	(665)	192
Cash and cash equivalents - beginning of period	373	407	991	236
Effect of exchange rate changes on cash and cash equivalents	1	1	6	1

Cash and cash equivalents - end of period	332	429	332	429

Less: Cash and cash equivalents classified as held for sale	(1)	(3)	(1)	(3)

Cash and cash equivalents as reported in the Statement of financial position	331	426	331	426

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
A&T	20	18	77	73
P&ARP	40	33	146	96
AS&I	22	18	62	56
Holdings and Corporate	(3)	3	(18)	(1)

Total	79	72	267	224

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net (loss) / income	(45)	12	(123)	70
Income tax expense / (benefit)	3	12	(6)	43
(Loss) / income before income tax	(42)	24	(129)	113
Finance costs – net	40	10	119	46
Other expenses	—	—	—	1
Share of losses of joint-ventures	1	—	2	—
(Loss) / income from operations	(1)	34	(8)	160
Depreciation and impairment	32	12	99	32
Unrealized exchange losses from remeasurement of monetary assets and liabilities - net	—	(1)	3	(1)
Unrealized losses on derivatives	1	35	28	29
(Gains) / losses on disposal and assets of disposal group classified as held for sale	(3)	(2)	7	4
Restructuring costs	7	2	28	7
Start-up and development costs	10	3	19	8
Wise acquisition and integration costs	1	—	11	—
Wise Midwest premium losses	3	—	23	—
Unwinding of Wise previous hedging policies	—	—	4	—
Effects of purchase accounting adjustment	—	—	12	—
Losses / (gains) on Ravenswood OPEB plan amendments	—	—	4	(9)
Metal price lag	22	(16)	22	(16)
Other	7	5	15	10

Adjusted EBITDA	79	72	267	224

Reconciliation of Diluted EPS, excluding unrealized losses on derivatives (a non-GAAP measure)

(in millions of Euros, except EPS in euros)	Three months ended September 30, 2015	Three months ended September 30, 2014
Net (loss) / income attributable to owners of the company	(45)	11
Unrealized losses on derivatives Tax impact	1 —	35 (14)

Net (loss) / income excluding unrealized losses on derivatives	(44)	32
Weighted average number of shares, fully diluted	105,113,057	104,241,827

EPS fully diluted (in Euros)	(0.43)	0.11

EPS fully diluted, excluding unrealized losses on derivatives (in Euros)	(0.43)	0.31

Reconciliation of net cash flow from operating activities to Adjusted free cash flow (a non-GAAP measure)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net cash flow from operating activities	80	76	244	122
Margin calls included in cash flow from operating activities	—	—	(1)	(11)
Net cash flow from operating activities excluding margin calls	80	76	243	111
Capital expenditure	(85)	(57)	(248)	(127)

Adjusted free cash flow	(5)	19	(5)	(16)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2015	At June 30, 2015	At December 31, 2014
Borrowings	2,188	2,178	1,252
Fair value of cross currency interest swap	(58)	(59)	(29)
Cash and cash equivalents	(331)	(369)	(989)
Cash pledged for issuance of guarantees	(11)	(12)	(10)

Net debt	1,788	1,738	224

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Earnings per share (EPS) fully diluted from continued and discontinued operations, excluding unrealized losses and gains on derivative instruments, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting inventory step-up adjustments, the effects of unwinding Wise’s previous hedging policies, losses incurred at Wise as a result of unrecovered Midwest premiums, start-up and development costs, acquisition and integration costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenue are established and when aluminium purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenue. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenue or operating cash flows determined in accordance with IFRS.

Diluted earnings per share (EPS) from continued and discontinued operations excluding unrealized losses and gains on derivative instruments, excludes unrealized losses and gains on derivatives and the relevant tax impact from net income and is divided by the weighted average number of shares outstanding.

Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Management believes that EPS from operations excluding unrealized losses or gains on derivatives is useful to investors because it provides additional information that facilitates understanding the impact of unrealized gains or losses on derivatives on our results.

Diluted EPS, Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to EPS, borrowings or operating cash flows determined in accordance with IFRS.